EXHIBIT 99.1

Aeterna Zentaris Announces Departure of Interim Chief Financial Officer

CHARLESTON, S.C., Dec. 08, 2017 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX:AEZS) (the “Company”) announced today the departure of the Company’s Interim Chief Financial Officer, Jeffrey Whitnell, effective December 7, 2017.  The Company is currently reviewing its resource requirements with respect to its finance department and has commenced a search for Mr. Whitnell's replacement as principal financial officer.

Contact:
Aeterna Zentaris Inc.
Michael V. Ward
Chief Executive Officer, 843.900.3223
IR@AEZSinc.com

Reilly Connect
Susan J. Reilly
President, 312.600.6780
susan.reilly@reillyconnect.com